E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

September 25, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited
Amendment No. 2 to Registration Statement on Form F-1 Submitted September 19, 2025 File No. 333-289242

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 24, 2025, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 submitted on September 19, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No. 3 to Registration Statement on Form F-1 (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, the Staff’s comment is included and followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-1

Underwriting, page 120

1.	We note your disclosure in this section and in the form of underwriting agreement filed as Exhibit 1.1 that you appear to plan offering securities in this offering using multiple underwriters. Specifically, we note your references to "underwriters" on the cover page, pages 120 through 123, and page 126. We also note that your underwriting agreement refers to underwriters named on Schedule 1, but Schedule 1 currently lists only R.F. Lafferty & Co., Inc. without specifying the number of shares to be distributed by this underwriter. If you plan to have multiple underwriters for this offering, please revise to include additional underwriters on the cover page and in the underwriting section. In the alternative, revise your disclosure to clarify that you do not intend to hire additional underwriters.

  RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure throughout the Registration Statement and the form of underwriting agreement to clarify that the Company intends to engage only one underwriter, R.F. Lafferty & Co., Inc. We have filed the revised form of underwriting agreement as Exhibit 1.1 to this Amendment No. 3.

In addition, we have included a definition of the term “Underwriter” on page ii and page 120 to further clarify that the Company does not intend to hire any additional underwriters.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

September 25, 2025

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036